Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

QUESTION AND ANSWER SCRIPT FOR CALL CENTRES FOR ABN ADS HOLDERS

When to use this document

This document is to be used in conjunction with the document entitled “Project Pegasus, distribution of offer documentation to ABN AMRO security holders: instructions for exchange agent upon receipt of telephone enquiries” (the “Distribution Instructions”).

ABN AMRO operators (as Listing and Exchange Agent)

You should not use this script. If the caller holds ADSs, refer to Georgeson.

Georgeson operators

You should only use this Q&A if you have established through the flowchart in the Distribution Instructions that the caller is:

Step 1 – an ABN AMRO ADS holder

Step 2 – not resident in Italy or Japan

Location of caller

Different documentation is used to make the offer to shareholders depending on where such shareholders are located. Offers to ordinary shareholders located in the United States or Canada, as well as to all ADS holders, are made via the Schedule TO and the accompanying registration statement on Form F-4 the (“Registration Statement”). Offers are made to ordinary shareholders not resident in the United States or Canada, to holders of DR Preference Shares and to holders of Formerly Convertible Preference Shares wherever located, via the Offer Memorandum.

Important note

Responses to questions should be limited to the contents of this document. You must not deviate from this script or offer any personal opinion. If you are asked for your advice on what do to, please see question 6.15 for the response.

If the question asked cannot be answered via this Q&A you must escalate this to your managers who will arrange for a suitable response after liaising with Barclays.

Operators should read the following disclaimer before answering any questions about the Offer:

In connection with the proposed merger with ABN AMRO, Barclays has filed and expects to file documents with the U.S. Securities and Exchange Commission, the SEC, which investors are urged to read. Free copies are available on the SEC’s website at www.sec.gov, and from Barclays, once filed. This call is not an offer to sell or the solicitation of an offer to buy any securities.

Contents of this document

1.	Document requests

Operator note: The Offer Memorandum dated 6 August 2007 contains details of a recommended offer by Barclays PLC to holders of the following securities of ABN AMRO Holding N.V.:

(i)	ordinary shares;

(ii)	American depositary shares representing ordinary shares;

(iii)	depositary receipts regarding convertible preference finance shares – referred to as the “DR Preference Shares”

(iv)	formerly convertible preference finance shares

1.1	How can I obtain the Offer Memorandum and the prospectus?

Operators - Please follow the details in the Distribution Instructions.

1.2	I have lost the forms my bank or broker sent to me.

You should speak to your bank or broker about getting replacement forms.

1.3	I have lost my letter of transmittal and/or notice of guaranteed delivery for my ABN AMRO ADSs

ADS holders who hold in “street name” should follow the procedures indicated by their bank, broker or nominee.

[If Georgeson is answering the call:] If you are a registered ABN AMRO ADS holder and you have lost your ADS letter of transmittal or ADS notice of guaranteed delivery, we can re-send this to you.

[If ABN AMRO is answering the call:] If you are a registered ABN AMRO ADS holder please call Georgeson and they will send you an ADS letter of transmittal or notice of guaranteed delivery. (Call toll free +1 (888) 605 7547; banks and brokers call +1 (212) 440 9800).

2.	Offer for ABN AMRO ADSs

Note for Operators – callers may refer to their ADRs or American Depository Receipts rather than ADSs but they are referring to the same instruments.

2.1	I am a holder of ABN AMRO ADSs. What will I receive following the Offer?

ABN AMRO ADS holders accepting the offer will receive 0.5325 Barclays ADSs and the US dollar equivalent of EUR 13.15 in cash for each ABN AMRO ADS that is validly tendered, subject to the offer being declared unconditional.

2.2	How can I accept the Offer for my ABN AMRO ADSs?

If you hold your ABN AMRO ADSs as the registered holder, you may participate in the exchange offer by tendering your ADSs in accordance with the procedures outlined in the ADS letter of transmittal that accompanies the Registration Statement.

If you hold your ABN AMRO ADSs in “street name” (which means that a bank, broker or other nominee is the registered holder of your ADSs on your behalf), you should contact them and follow their procedures.

For more information, see “The Exchange Offer—Procedure for Tendering—Holders of ABN AMRO ADSs” in the Registration Statement.

2.3	Can I participate in the Alternative Exchange with my ABN AMRO ADSs?

The Alternative Exchange applies only to holders of ABN AMRO Ordinary Shares. There are no exchange options for ABN AMRO ADSs.

2.4	What is the Mix and Match facility for ABN AMRO ADSs?

The default position under the Offer is that for each ABN AMRO ADS you give up you will receive 0.5325 Barclays ADSs and the US dollar equivalent of EUR13.15 in cash. However Barclays is providing a facility to help ADS holders who would prefer to receive either more cash and fewer Barclays ADSs or more Barclays ADSs and less cash.

You should be aware though that the amount of cash and Barclays Ordinary Shares, including those that are converted into Barclays ADSs, that Barclays hands over will be the same regardless of what elections ABN AMRO shareholders and ADS holders make. Therefore more cash will only be available if other shareholders or ADS holders want to give up some of their cash in return for additional Barclays Ordinary Shares or ADSs and more Barclays ADSs will only be available if other shareholders choose to give theirs up in favour of more cash.

Operator note – you can leave this paragraph out if the caller has expressed an interest only in getting as many shares as possible

If you want to only receive cash and there is enough cash freed up by others to satisfy all the demand then you would receive all your consideration in cash. However if there is some cash freed up but not enough to satisfy all demand then the cash given up will be shared out pro rata. If this happened then the remainder of your consideration will be made up of Barclays ADSs. However regardless of how much extra demand for cash there is, you will get at least the default position of the US dollar equivalent of EUR13.15 in cash per ABN AMRO ADS you tender with any balance in Barclays ADSs.

Operator note – you can leave this paragraph out if the caller has expressed an interest only in getting as much cash as possible

If you want to only receive Barclays ADSs and there are enough Barclays Ordinary Shares and ADSs freed up by others to satisfy all the demand then you would receive all your consideration this way. However if there are some Barclays Ordinary Shares and ADSs freed up but not enough to satisfy all demand then the Barclays Ordinary Shares and ADSs given up will be shared out pro rata. If this happened then the remainder of your consideration will be made up of cash. However regardless of how much extra demand for Barclays Ordinary Shares and ADSs there is, you will get at least the default position of 0.5325 Barclays ADSs per ABN AMRO ADSs you tender with any balance in cash.

2.5	How do I make an election under the Mix and Match Facility for by ABN AMRO ADSs?

You should look at the forms you have been sent and select the appropriate options.

2.6	I have received a notification from my bank, broker or nominee in relation to the Offer and any ABN AMRO ADS. Do I need to do anything?

You should read the Form F-4 carefully and you should follow the procedure that has been proposed by your bank, broker or nominee. If you are unsure of the action you should take, you should seek professional advice.

2.5	How will I receive my Barclays ADSs?

The ADS exchange agent will deliver the applicable whole number of Barclays ADSs to be issued in the Offer, together with any cash in respect of fractional entitlements to Barclays ADSs, to tendering holders by means of DTC’s book-entry confirmation system. For registered holders of ABN AMRO ADSs, the Barclays ADSs and cash in respect of fractional entitlements will be delivered to such holder’s DRS account in DTC. For holders of ABN AMRO ADSs who hold in “street name”, Barclays ADSs and cash in respect of fractional entitlements will be delivered to the relevant bank’s, broker’s or nominee’s account in DTC.

Cash in respect of fractional entitlements will be paid by cheque.

For more information, see “The Exchange Offer—Settlement and Delivery of Securities” in the Registration Statement.

2.6	How are fractional entitlements being settled?

The Bank of New York as ADS Exchange Agent, will aggregate and sell the fractional entitlements in the secondary market. ADSs holders who would be entitled to fractional Barclays ADSs will receive dollars in respect of their fractional entitlement; the amount received will be based on the average price, net of expenses, at which the fractional entitlements are sold in the secondary market.

2.7	Who is the depositary for Barclays ADSs?

The depositary for Barclays ADSs is The Bank of New York.

2.8	Will there be transfer restrictions on the Barclays ADSs that are delivered in respect of the tendered ABN AMRO ADSs?

No, the Barclays ADSs issued in the Offer will not be subject to transfer restrictions.

2.9	Do the signatures on the ADS letter of transmittal have to be guaranteed?

If the ADS letter of transmittal is signed by the registered owner(s) of the ABN AMRO ADSs, no guarantee is required, unless payment is to be made to a person other than the registered owner. See instruction 5 to the Letter of Transmittal.

2.10	Can the ratio of 0.5325 Barclays ADSs and the dollar equivalent of EUR 13.15 in cash per ABN AMRO ADS be adjusted?

Any adjustment to this ratio will be communicated via a public announcement. An adjustment can only be made in limited circumstances. The terms of the Offer provide for the adjustment of this ratio in the event of capital raising or capital returns by either or both of ABN AMRO and Barclays before the settlement date.

Full details of the ratio can be found in “The Exchange Offer” section in the Registration Statement.

2.11	How will the exchange rate for the cash component of the offer calculated?

The exchange rate for the cash consideration for ABN AMRO ADSs tendered will be based on the conversation of the Euro consideration into U.S. dollars at the average exchange rate for the five days preceeding the date on which such cash consideration is paid.

3.	The Offer: ABN AMRO DR Preference Shares

3.1	What are the DR Preference Shares?

These depository receipts are issued by Stichting Administratiekantoor Preferente Financieringsaandelen ABN AMRO Holding in respect of the 1,369,815,864 convertible preference finance shares issued by ABN AMRO N.V.

3.2	Does the Offer apply to DR Preference Shares?

Yes.

3.3	I am a holder of ABN AMRO DR Preference Shares. What will I receive if I accept the Offer?

Holders may elect to receive either EUR 0.59 in cash or, subject to the Barclays Shareholders approving the creation of the Barclays Preference Shares; 0.59 Barclays Preference Shares for each DR Preference Share tendered and delivered, subject to the Offer being declared unconditional. Holders cannot elect for a mix of cash and Barclays Preference Shares.

3.4	Should I elect for new Barclays Preference Shares or cash?

We are unable to give personal opinions or advice related to this Offer. We suggest you consult your financial advisor to determine whether you should participate in this Offer.

3.5	How can I accept the Offer for my ABN AMRO DR Preference Shares?

Your Admitted Institution will tell you the steps you need to take in order to accept. Unless the Offer is extended, Admitted Institutions are required to return collated acceptances to the Listing and Exchange Agent by 15.00 CEST on 4 October 2007. Your bank or broker may therefore set an earlier deadline for you to respond to them.

3.6	Why are Barclays issuing the Barclays Preference Shares?

Barclays would like to offer the holders of ABN AMRO’s DR Preference Shares the opportunity to purchase shares in the Combined Group which will enjoy broadly comparable features as the shares they currently own.

3.7	What are the key features of the Barclays Preference Shares?

A full description of the terms of the Barclays Preference Shares can be found on pages 441 to 449 of the Barclays prospectus with a summary on pages 68 to 71 of the Offer Memorandum. These terms are complex and you are advised to read the whole section if you are considering this option.

Operator note: if the caller would like details please use the text for the four next questions (dividends, redemption, voting rights and listings)

3.8	What are the dividend entitlements on the Barclays Preference Shares?

Non-cumulative preferential dividends will be paid on the Barclays Preference Shares. This is set at a rate equal to one per cent. above the annual swap rate for 5 year euro swap transactions as determined two Euro Business Days prior to the Issue Date. From 15 December 2012, dividends will be paid at a rate, reset semi-annually, of one per cent. per annum above the euro interbank offered rate for six-month euro deposits on a principal amount equal to €1 per Barclays Preference Share.

3.9	Can Barclays redeem the Barclays Preference Shares?

The Barclays Preference Shares are perpetual securities. However, Barclays can redeem them, subject to certain conditions, on 15 December 2012 or any Relevant Payment Date thereafter at their paid-up amount.

3.10	Do the Barclays Preference Shares have voting rights?

Holders of Barclays Preference Shares will not be entitled to vote at general meetings of Barclays.

3.11	Will the Barclays Preference Shares be listed?

The Barclays Preference Shares will neither be listed on a stock exchange nor cleared through a clearing system.

3.12	Why do the terms of the Barclays Preference Shares refer to the Staff Shares?

The terms of the Barclays Preference Shares are designed to ensure that so long as the Staff Shares remain in issue, the Barclays Preference Shares will not rank in priority to the Staff Shares, in particular with respect to dividend payments and rights on a liquidation of Barclays. For example, for so long as the Staff Shares remain in issue, dividends will only be paid on the Barclays Preference Shares if a dividend payment has been made at the same time on the Staff Shares.

On a winding-up or other return of capital as long as any Staff Shares remain in issue, a holder of Barclays Preference Shares will rank equally with holders of Staff Shares (and equally with the Barclays Ordinary Shares).

3.13	What happens when the Staff Shares are no longer in issue?

The Barclays Preference Shares will then pay dividends on fixed dividend payment dates (being 15 June and 15 December each year). Payments of dividends on the Barclays Preference Shares will no longer be conditional on payments of dividends on the Staff Shares. On a winding-up or other return of capital, the Barclays Preference Shares will rank in priority to the Barclays Ordinary Shares.

4.	The Offer: formerly convertible preference finance shares

4.1	Does the Offer apply to ABN AMRO formerly convertible preference finance shares?

Yes

4.2	I am a holder of ABN AMRO formerly convertible preference finance Shares. What will I receive if I accept the Offer?

Holders will be paid EUR 27.65 per formerly convertible preference finance share tendered and delivered, subject to the Offer being declared unconditional.

4.3	How can I accept the Offer for my ABN AMRO formerly convertible preference finance shares?

Your Admitted Institution will tell you the steps you need to take in order to accept. Unless the Offer is extended, Admitted Institutions are required to return collated acceptances to the Listing and Exchange Agent by 15.00 CEST on 4 October 2007. Your bank or broker may therefore set an earlier deadline for you to respond to them.

5.	Corporate recommendations and approvals of the Offer

5.1	Do ABN AMRO’s Management Board and Supervisory Board support the Offer?

The ABN AMRO Managing Board and the ABN AMRO Supervisory Board have stated that the Barclays offer is consistent with ABN AMRO’s previously articulated strategic vision.

5.2	When is the ABN AMRO’s shareholder meeting taking place?

The ABN AMRO’s shareholders’ meeting at which the Offer, among other matters, will be discussed, will take place at 13.00 (BST)/14.00 (CEST) at the World Forum Convention Centre in The Hague on 30 August 2007.

5.3	When is the Barclays extraordinary general meeting for their shareholders taking place?

(Note for operators – all calls from Barclays shareholders must be referred to Lloyds TSB on tel 0870 609 4535 for UK callers or +44 121 415 7004 for non-UK callers)

The Barclays EGM to consider and, if pronounced fit by the Barclays shareholders, approve the merger and certain other matters, will take place at 10.00 BST on 14 September 2007. There is also a Class Meeting for Barclays ordinary shareholders at 10.15 BST on 14 September 2007.

6.	General Offer information

6.1	I have received a notification from my bank or broker in relation to the Offer. Do I need to do anything?

You should read the Offer Memorandum, (or, if you are a shareholder resident in the United States/Canada, the Registration Statement) carefully and you should follow the procedure as been proposed by your bank. If you are unsure of the action you should take, you should seek professional advice.

6.2	What are the Offer Conditions?

The Offer is subject to the satisfaction or waiver of a number of conditions. These conditions include, but are not limited to, the following:

•	At least 80% of the issued ABN AMRO Ordinary Shares have been tendered under the Offer or are otherwise held by Barclays;

•	No material adverse change in respect of Barclays or ABN AMRO;

•	No third party has indicated an intention to take any frustrating action;

•	Receipt of a number of different regulatory or governmental approvals and consents;

•	The general meetings of shareholders of ABN AMRO and Barclays have passed all agreed or required resolutions;

•	The Merger Protocol between ABN AMRO and Barclays has not been terminated.

For more information regarding the conditions, see “The Exchange Offer—Conditions” in the Registration Statement.

6.3	What is the acceptance period/when does the Offer expire?

The acceptance period starts on 7 August 2007. The Offer is currently scheduled to expire at 15.00 hours (CEST) on 4 October 2007; however, Barclays may extend the Offer.

If you hold shares through an Admitted Institution, your bank or broker may set an earlier deadline for you to respond to them.

6.4	Can the Offer be extended?

Barclays may extend the Offer. If Barclays extends the Offer, Barclays will make a public announcement to that effect.

Please refer to “The Exchange Offer—Exchange Offer Period” in the Registration Statement.

6.5	May Barclays reduce or waive the Minimum Acceptance Condition (i.e. the requirement to get 80% of the ABN AMRO Ordinary Shares)?

Barclays may reduce the percentage of ABN AMRO Ordinary Shares it is prepared to accept below 80% and will make an announcement if it chooses to do so. If Barclays wishes to reduce the required percentage to 50% or below then it requires the approval of the ABN AMRO Supervisory Board.

6.6	May I withdraw the ABN AMRO Shares that I have tendered?

ABN AMRO Shares tendered under the Offer may be withdrawn at any time prior to the Closing Date. This right does not apply during the Post Acceptance Period.

Please refer to “The Exchange Offer—Withdrawal Rights” in the Registration Statement.

6.7	How should such withdrawal take place?

If you hold your shares through an Admitted Institution you will need to arrange this with them.

If you hold your shares via the ABN AMRO shareholder register then you may withdraw by delivery to the Listing and Exchange Agent of a properly completed and duly executed notice of withdrawal as long as this is received by the Listing & Exchange Agent before 15.00 CET on the Closing Date.

6.8	What is the Post Acceptance Period?

If the Offer is declared unconditional, Barclays can decide to declare a Post Acceptance Period during which ABN AMRO Shareholders may tender any shares not tendered during the original acceptance period.

See “The Exchange Offer–Subsequent Offering Period” in the Registration Statement.

6.9	When will I be notified of the result of the Offer?

Unless the initial Offer period is extended, Barclays will announce within five Euronext trading days following 4 October 2007 whether the offer has been declared unconditional, if there is still some uncertainty as to the fulfillment of conditions or the offer has been terminated.

6.10	If I do not participate what will happen to my ABN AMRO Shares/ABN AMRO ADSs? How will the Offer affect trading in my ABN AMRO Shares?

The purpose of the Offer is to enable Barclays to acquire all of the ABN AMRO shares. The acquisition by Barclays of ABN AMRO ADSs in the Offer will reduce the number of holders which could adversely affect liquidity and market value.

It is also intended that the ABN AMRO ADSs will be delisted and ABN AMRO may cease making SEC filings or otherwise cease being required to comply with the SEC rules.

Barclays and ABN AMRO may implement a restructuring of ABN AMRO and its subsidiaries intending to result in the business of ABN AMRO being held in wholly-owned subsidiaries. This may include a compulsory acquisition or squeeze out procedure.

Please refer to “Post-Closing Restructuring” in the Registration Statement.

6.11	What is a compulsory acquisition/squeeze-out?

If 95% or more of the total value of the share capital is tendered, Barclays intends to initiate a compulsory acquisition or squeeze out procedure under which the remaining holders of ABN AMRO Shares will be required to transfer their ABN AMRO Shares.

See “The Exchange Offer–Appraisal Rights” in the Registration Statement.

6.12	What will happen if I accept the Offer but it is not completed?

If the Offer is not completed but you have tendered shares or ADSs:

•	if you hold shares or ADSs via a bank or broker they will be returned to your bank or broker and returned to you in accordance with its procedures;

•	if your shares or ADSs are registered directly in your name they will be returned to you in the form in which you held them prior to tendering them.

6.13	Are there any risk factors that I should be aware of in relation to the Offer?

Please refer to “Risk Factors” in the Registration Statement.

6.14	Will I have to pay any fees or commissions?

No costs will be charged to holders of ABN AMRO ordinary shares by Barclays or ABN AMRO for the delivery and payment of the ABN AMRO ordinary shares in case an Admitted institution is involved. Costs may be charged in case a foreign institution is involved in the delivery and payment of ABN AMRO shares.

If your shares or ADSs are registered directly in your name then it is expected you will not have to pay any commission.

If your shares or ADSs are held in street name through a bank, broker or other nominee you are advised to consult with them as to whether they charge any transaction fee or service charge.

6.15	What do you think I should I do/what do you think of the offer/is this a good deal?

We are unable to give personal opinions or advice related to this Offer. We suggest you consult with your financial advisor to determine whether you should participate in this transaction.

6.16	Will my shares or ADSs be worth more if I participate in the Offer?

We are unable make projections or give personal opinions as to the future price of Barclays shares or ADSs.

6.17	How will I receive my Barclays Shares?

If you have validly tendered your ABN AMRO Shares, you will be entitled to receive Barclays Ordinary Shares in the same securities account in which you are currently holding your ABN AMRO Shares, subject to the Offer becoming effective. Assuming that the Offer is declared unconditional, the delivery of Barclays Ordinary Shares to which you are entitled will take place no later than five trading days after the announcement of the results of the Offer.

6.18	What is a fractional entitlement?

A fractional entitlement is your entitlement to any part of a New Barclays Ordinary Share under the terms of the Offer. For instance 10 ABN AMRO Ordinary Shares equates to 21.3 Barclays Ordinary Shares plus EUR131.50 in cash and the 3 is a fractional entitlement.

6.19	How are fractional shares being settled?

There will be no fractional shares issued and no fractional entitlements of New Barclays Ordinary Shares or Barclays Preference Shares will be delivered to persons who validly tender and deliver ABN AMRO Ordinary Shares or DR Preference Shares in the Offer.

The Admitted Institutions may, on the basis of existing arrangements with their clients, round up or down the number of Barclays Ordinary Shares they give back to their clients. So for instance if you tendered 10 ABN AMRO Ordinary Shares through your Admitted Institution choosing the default consideration and therefore had an entitlement to 21.3 Barclays Ordinary Shares plus EUR131.50 in cash, your Admitted Institution may give you 21 Barclays Ordinary Shares plus some additional cash. If you tendered 12 ABN AMRO Ordinary Shares through your Admitted Institution choosing the default consideration and therefore had an entitlement to 25.56 Barclays Ordinary Shares plus EUR 157.80, your Admitted Institution may ask you for additional cash so that you receive 26 Barclays Ordinary Shares.

In general rounding up will apply in the case of holdings of fractional entitlements of 0.50 of a shares or more and rounding down will apply in the case of holdings of fractional entitlements of fewer then 0.50 of a share. The price in Euro (Primary Exchange) or Sterling (Alternative Exchange) at which fractions are settled will be based on the average price at which the tendering Admitted Institutions sell or buy the Barclays Shares equivalent to the underlying fractional entitlements. Your bank or broker can provide you with details of their practice.

No fractional entitlements of Barclays Preference Shares will be issued to persons who validly tender DR Preference Shares in the Offer. Admitted Institutions that tender DR Preference Shares in the Offer on behalf of their clients will be rounded down fractional entitlements to Barclays Preference Shares (and remit cash in lieu of fractional entitlements). The price in Euro at which fractions will be settled will be based on the equivalent of the cash offer for the DR Preference Shares. Holders of DR Preference Shares will receive cash in Euros in lieu of their fractional entitlement from the Admitted Institutions.

6.20	At what price is a share in ABN AMRO currently trading

For this information, we refer you to the ABN Amro website on www.abnamro.com. Alternatively you can contact your bank or broker.

Details of some previous ABN AMRO share prices and ADS prices can be found in the “Comparative Market Price and Dividend per Share Information” section of the Registration Statement.

6.21	At what price is a share in Barclays currently trading?

For this information, we refer you to the Barclays website on www.barclays.com. Alternatively you can contact your bank or broker.

Details of some previous Barclays share prices and ADS prices can be found in the “Comparative Market Price and Dividend per Share Information” section of the Registration Statement.

6.23	What are the tax consequences of accepting the Offer?

Please see the “Taxation” section of the Registration Statement. If you are still in doubt of your tax position, we suggest you obtain your own tax advice from an authorised tax adviser.

7.	Information on the Combined Group

7.1	What percentage of shares will ABN AMRO holders own after the offer?

Assuming all holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs validly tender and deliver their shares, they will together own approximately 35.1% of the issued ordinary share capital of the combined group.

7.2	What percentage of shares will Barclays holders own after the offer?

Assuming all holders of ABN AMRO Ordinary Shares and ABN AMRO ADSs validly tender and deliver their shares, the existing Barclays shareholders will together own approximately 55.6% of the issued ordinary share capital of the combined group.

7.3	Where will the Barclays Ordinary Shares be listed?

The Barclays Ordinary Shares issued will be listed on the London Stock Exchange with secondary listings on Euronext Amsterdam and the Tokyo Stock Exchange. Barclays ADSs will be listed on the New York Stock Exchange.

7.4	How will this affect the Board of ABN AMRO?

Barclays PLC will be the holding company of the combined group. Its board will initially consist of 19 members including 10 members nominated by Barclays and 9 members nominated by ABN AMRO. Details of the expected board members can be found in section 6.19.8 of the Offer Memorandum.

7.5	How will this affect employees of ABN AMRO?

It is expected that the combination of Barclays and ABN AMRO will result in a net reduction in staff of approximately 12,800. In addition it is expected that approximately 10,800 full-time equivalent positions will be offshored to low-cost locations. This will impact a gross total of approximately 23,600 full-time equivalent positions of the combined work of approximately 217,000.

8.	Third party offers

8.1	How does the Offer by Barclays compare to competing bids?

We are unable to advise you on the details of any competing bids.

9.	Dividends

9.1	Information on ABN AMRO Dividends

ABN AMRO announced a proposed interim dividend of EUR 0.58 per ordinary share for the 2007 financial year on 30 July 2007.

ABN AMRO Shareholders will be able to receive and retain such dividend. This dividend will not affect the Ordinary Share Exchange Ratio.

9.2	Information on Barclays Dividends

Barclays announced a proposed interim dividend of 11.5p per ordinary share for the 2007 financial year on 2 August 2007. It is expected that the ex-dividend date will be 15 August, that the record date will be 17 August and that the dividend will be paid on 1 October. This dividend will not affect the number of Ordinary Share Exchange Ratio.

9.3	What will be the combined group dividend policy?

It is expected that the combined group will maintain Barclays and ABN AMRO’s progressive dividend policy and that dividends per share will grow approximately in line with earnings per share over the longer term.

For further information please see “The Transaction—The Combined Group After the Combination—Capital Management and Dividend Policy” in the Registration Statement.

9.4	In what currency will the combine dividends be paid?

The combined group will present financial statements in Euro and shareholders will be able to receive dividends in either Sterling or Euro.

10.	About us

Georgeson—We are a company called Georgeson, a specialist, corporate action and communications company acting on behalf of Barclays PLC.

APPENDIX 1: Expected timetable of certain key actions/events

(All times are Amsterdam Time, New York time is six hours earlier and London time is one hour earlier)

Expected Date and Time	Event

09.00 hours, 6 August 2007	Publication of advertisement announcing the availability of the Offer Memorandum and the commencement of the Offer

09.00 hours, 7 August 2007	Commencement of the Acceptance Period

11.00 hours, 14 September 2007	Barclays Extraordinary General Meeting to consider and, if pronounced fit by the Barclays Shareholders, to approve the Merger and certain other matters;

11.15 hours, 14 September 2007	Barclays Ordinary Shareholder Class Meeting to consider and, if pronounced fit by the Barclays Shareholders, approve the Barclays Extraordinary Class Resolution;

10.30 hours, 20 September 2007	ABN AMRO Shareholders’ Meeting, at which meeting the Offer, the Consortium Offer, the background to both offers and the alternatives considered by the ABN AMRO Managing Board and the ABN AMRO Supervisory Board will be explained and discussed

15.00 hours, 4 October 2007, subject to extension	Closing Date Deadline for ABN AMRO Shareholders wishing to tender ABN AMRO Shares

Not later than five Euronext Trading Days after the Closing Date	Effective Date the date on which Barclays shall publicly announce whether the Offer is declared unconditional, being not later than the fifth Euronext Trading Day after the Closing Date

Not later than five Euronext Trading Days after the Effective Date

Settlement Date

the date on which, in accordance with the terms and conditions of the Offer, Barclays Offeror shall deliver the new shares and cash to accepting shareholders, subject to the Offer being declared unconditional

On the Settlement Date	Admission Date Expected date of admission of Barclays Ordinary Shares on Euronext Amsterdam, LSE, TSE and listing of New Barclays Ordinary Shares and New Barclays ADSs on the NYSE.

APPENDIX 2: Call Centre Contact Details

ABN AMRO Bank N.V.

Address: Kemelstede 2, 4817 ST Breda, the Netherlands

Telephone: +800 2222 0024 or +31 76 579 9455

Fax: +31 76 579 9643

Email: SO.Servicedesk.C&CC@nl.abnamro.com

Georgeson

UK Toll Free: 0800 408 0099

UK Banks and Brokers Call: +44 (0) 870 703 6357

US Toll Free: (888) 605 7547

US Banks and Brokers call: (212) 440-9800

Lloyds TSB – line for Barclays shareholders with queries

UK callers: 0870 609 4535

Non-UK callers: +44 121 415 7004

US Legend

This wording is required to be in this document by SEC rules but does not form part of any of the answers:

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of the Offer Documentation are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Barclays intends to mail the final US Offer Document to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the US Offer Document and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.